UNITED STATES
                  SECURITIES EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

                          FORM 10SB12-G/A

           GENERAL FORM FOR REGISTRATION OF SECURITIES

               Pursuant to Section 12(b) or (g) of
               The Securities Exchange Act of 1934


                LEISURE CONCEPTS INTERNATIONAL INC.
        ----------------------------------------------------
       (Exact name of registrant as specified in its charter)

        DELAWARE                           13-4032991
        --------                           ----------
(State or other jurisdiction             (I.R.S. Employer
of incorporation or organization)        Identification No.)

20 Purple Martin Drive
Hackettstown, New Jersey                      07840
----------------------------------            -----
(Address of principal executive offices)    (Zip Code)

Registrant's telephone number              908-813-0418
                                          --------------

Securities to be registered pursuant to Section 12(g) of the Act:

         8,332,000 Shares of Voting Common Stock

Check here whether the issuer (1) has filed all reports required to be filed by Sections 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
                  Yes   X      No

As of January 31, 1999, the following shares of the Registrant's common stock were issued and outstanding:

         8,340,000 shares of voting common stock

Traditional Small Business Disclosure
(check one): Yes  X      No
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INDEX

ITEMS                                                 PAGE

Item 1. BUSINESS                                       3

Item 2. FINANCIAL INFORMATION                          5

Item 3. PROPERTIES                                    11

Item 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
        OWNERS AND MANAGEMENT                         11

Item 5. DIRECTORS AND EXECUTIVE OFFICERS              12

Item 6. EXECUTIVE COMPENSATION                        15

Item 7. CERTAIN RELATIONSHIPS AND RELATED
        TRANSACTIONS                                  16

Item 8. LEGAL PROCEEDINGS                             17

Item 9. MARKET PRICE OF AND DIVIDENDS ON THE
        REGISTRANT'S COMMON EQUITY AND RELATED
        STOCKHOLDER MATTER                            17

Item 10. RECENT SALES OF UNREGISTERED SECURITIES      18

Item 11. DESCRIPTION OF REGISTRANT'S SECURITIES TO
         BE REGISTERED                                18

Item 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS    18

Item 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA  19

Item 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
         ON ACCOUNTING AND FINANCIAL DISCLOSURE       29

Item 15. FINANCIAL STATEMENTS AND EXHIBITS            29

         SIGNATURES                                   30


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Item 1.   DESCRIPTION OF THE BUSINESS
          HISTORY AND ORGANIZATION

LEISURE CONCEPTS INTERNATIONAL INC. (the "Company"), a development stage company, was organized on August 26, 1996 as Overstreet Business Systems, Inc., under the laws of the State of Delaware, having the stated purpose of engaging in any lawful act or activity for which corporations may be organized.

The Company was initially formed to lease cars and light commercial vehicles to companies in the United Kingdom for business purposes. The Company believed that companies in the U.K. required fleets of automobiles to transport their executive employees and that there was a lack of automobile providers to fill such need.

The Company's initial business plan failed because of poor strategy and the lack of a viable marketing plan. The Company then decided to enter the computer software market after it failed in the car leasing market. The Company began to pursue the possibility of consummating a merger with a computer hardware company which would complement the Company's new software operations and create a good vertically integrated combination. The Company believed that its efforts to acquire a computer oriented entity would be enhanced if it changed its name to one more identifiable with that industry. The Company then on October 7, 1996 decided to change its name from Overstreet Business Systems to Disnet.

The Company failed to consummate a merger with a computer oriented entity and management of the Company resigned on December 4, 1996. The new management of the Company took over on that date and decided to seek to consummate a merger or business acquisition with another entity.

As part of this effort, the Company was introduced to a leisure and travel company, Leisure Concepts International Ltd., for the purpose of consummating a merger. After negotiation and discussion, the Company merged with Leisure Concepts International Inc., on November 12, 1998. As a result of the merger, the Company effected a 1 for 15 reverse split leaving 740,000 shares of its common stock with the existing Disnet shareholders. There was also 7,400,000 post reverse split shares
issued to Leisure Concepts International Inc.   The majority of
the shares of Disnet were transferred to Leisure Concepts International Inc. The management of Disnet resigned from their

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posts and Mr. R.J. Peel was appointed President of the newly formed entity. In light of the Company's new direction into the travel and leisure industry, it was decided that the Company change its name to Leisure Concepts International Inc.

The Company has no operating history and there is no assurance of when, if ever, the Company will become profitable.

The Company is currently not conducting any business. It is instead developing its infrastructure and its reporting and operating systems which will be the main asset for the company's operation. The infrastructure includes the development and design of the Company's web site which will be the primary access to the Company's travel services by customers. The Company also is attempting to develop contacts in the industry for the purpose of developing future associations with travel operators. The Company is also assessing the costs associated with the production of holiday and travel brochures, promotional literature to travel industry related associations and consumers. Additionally, other marketing avenues are currently being assessed by the Company including radio, television, internet and bill board campaigns.

The Company is also seeking to develop and establish brand names for the various travel packages which the Company hopes to offer. The brand names that the company intends to promote will fall under Suntimes, for the family oriented holiday packages, Wildtimes for the holidays aimed at the younger 18-30 age range and Easytimes for the older generation. These brands will have the common features of offering the type of holidays that people seek. Suntimes will be aimed at family's looking for a resort that has facilities for both adults and children, with plenty to do, in a safe environment. Wildtimes will be aimed at the young generation looking for a busy, noisy energetic holiday.
Easytimes holidays will be aimed at the older generation which seeks quieter more relaxed holidays without any disturbances, and include numerous day excursions as part of the package.

The Company intends on acquiring niche profitable businesses within the travel industry in order to enhance itself. At this time however it has not identified or located any proposed acquisitions. There are no proposals, arrangements or understandings currently between the Company and any other party in regard to such an acquisition.

The Company is aware of the competitiveness within the travel industry which has grown more intense with the development of the internet. The Company plans to aggressively market its service
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through all mediums, including radio, television, internet and bill board campaigns in order to maximize its entry into the industry and to remain competitive. It is also planned that the Company will seek to develop packages which are not currently marketed by other major competitors in the industry for the purpose of obtaining a share of such underdeveloped markets. The Company is currently researching and examining which underdeveloped markets it should target and will evaluate the possibility of success in those markets accordingly.

The travel market in the United Kingdom is highly competitive, with the top four tour operators controlling eighty (80%) percent of the marketplace. There are currently over 6,000 tour operators in the United Kingdom, of which 200 are members of the Association of Independent Tour Operators ("AITO"). The
Company believes that there is an opportunity to consolidate in the marketplace. The top four operators operate their own chain of travel agents which is detrimental to smaller operators as the latters' brochures do not get the privileged positions with these travel agents. The Company will therefore seek to develop alliances with travel agents for the purpose of obtaining a recognizable and visible identity in the marketplace. Investors are alerted that competition in the travel industry is strong and there is no guarantee that the Company's plans will be successful.

The Company currently has three employees all of whom are part-time employees.


Item 2.    FINANCIAL INFORMATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

The Company is a development stage company. Its principal business as an integrated travel group is to provide all-inclusive travel services to recognized destinations worldwide and to destinations which have not been traditionally serviced by other travel service companies.

The Company intends to implement its plan by fostering joint ventures in a number of specialized areas. Specialized areas include areas in which other travel/vacation companies have minimal exposure, such as cruising, vacation ownership and online travel services. The Company is developing its existing operations acquired through the acquisition of Leisure Concepts and will utilize the available management expertise to become a
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

leading operator in the constantly evolving travel and tourism industry. Available management expertise is the vast experience that the management team has amassed over their years spent in the industry, their in-depth knowledge of the operating systems required and the range of contacts within the industry. There is no assurance of when, if ever, the Company will become a leading operator in the industry.

The Company believes that developing an internet travel channel requires key expertise. This expertise includes an understanding of marketing, advertising and technology sections of the travel industry. Such knowledge is then to be transformed onto the internet and used in a manner which effectively will utilize the potential of the internet. Management will utilize this expertise to integrate its background in the travel industry onto the internet. It will seek to develop the internet's offering of diverse air fares into an offering of complete package holidays which is an area that management possesses expertise. Chairman of the Company, Kevin Leech, is responsible for the floatation of two internet companies on NASDAQ and AMEX. He has expertise in the development of internet channels combined with the knowledge of the travel industry which Raymond Peel possesses. The Company hopes this expertise will benefit the Company by reducing the need for travel agents which will result in savings to the Company on commissions it would need to pay out to these agents.

The Company will focus its efforts in three specific areas: on-line travel services, European cruises and European vacation ownership. These areas have been underdeveloped by other competitors in the travel industry and provide the Company with the best opportunity to develop a solid market position. Integral to the Company's success is the development of the internet travel channel which will facilitate the Company's ability to field customer demand.

The Company's short term plans are to find a suitable Tour Operator with which to merger. The Company cannot put a time frame on finding a suitable acquisition or merger candidate an there is no guarantee that the Company will be able to locate such a candidate. Additionally, the Company intends on developing its infrastructure and its reporting and operating systems which will be the main asset for the company's operation. The infrastructure includes the development and design of the Company's web site which will be the primary access to the Company's travel services by customers. The Company also intends on developing contacts in the industry for the purpose of developing future associations with travel operators. The Company is also assessing the costs associated with the
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

production of holiday and travel brochures, promotional literature to travel industry related associations and consumers.

The Company also seeks to develop an internet travel channel which will offer flights, hotel reservations, package holidays, car rentals, destination information, weather reports and a holiday auction service. The site will be developed by integrating services that the group will be acquiring in its consolidation strategy, in addition to providing the ability to independent tour operators to have their brochures featured on the site. Once established, the site expects to take a reasonable share of the travel agent market in the United Kingdom by offering lower cost service to the tour operators than that which they are currently paying to the traditional retailing channels.

The Company's plans are by no means simple and investors are alerted that any investment in the Company is complex and risky. There can be no assurance that the Company will succeed in its efforts or maintain a profitable business. The Company has no recent operating history and no representation is made, nor is any intended, that the Company will be able to carry on future business activities successfully.

The Company has been advanced funds of $34,000 by Glen Investments and these are the only amounts which have been received into the company over the last fiscal year. These funds are to pay for legal and accounting costs. Glen Investments is an investment company owned 100% by Chairman Kevin R. Leech. The terms under which funds have been loaned to the company are that no interest is to be paid by the company and Glen Investments will be repaid in full all the monies loaned to the Company when the Company has sufficient resources to repay that loan. Should the Company require extra funds then it is expected that shareholders will be asked to inject funds to complete the filing process with the SEC.

In the event the Company needs to seek funds from shareholders, it shall first elect to source funds from Glen Investments which has previously provided such funding. There is no guarantee that Glen Investments will provide such funding. In that event, the Company will turn to shareholders owning more than 10% of the Company's common stock and seek funding from such shareholders upon terms and conditions similar to that of Glen Investments. There cannot be any guarantee that such shareholders will provide the Company with such funding. In such event, the Company will re-evaluate its plans and its proposed operations to determine whether it would be feasible to continue to implement its
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business plan.

The Company would not seek funding beyond its limitations and would ensure that the Company would operate as efficiently as possible to keep costs as streamlined as possible. The Company will not seek funding beyond that which it foresees it will be able to re-pay over a period of twelve (12) months. Should a sudden jump in inflation occur the company's prices may then have to rise in line with inflation.

Inflation could have an adverse affect on the Company's operations. If inflation were to jump suddenly then the company could experience difficulties in raising capital to carry out its expansion and consolidation strategy. In this instance the Company would still seek the required funding. However, the Company would be limited in the amount of capital it could raise.

The Company intends on acquiring niche profitable businesses within the travel industry in order to enhance itself. Tour operators serving underdeveloped areas of the travel industry will be sought to be acquired by the Company for the purpose of targeting less competitive destinations. Areas to be developed include cruises, vacation ownership plans and internet travel web sites.

There is no guarantee that the Company's plans will be successful. Additionally, as the Company has minimal liquidity, there is no guarantee that it will be able to sustain its operations over the next twelve (12) months if it cannot achieve its stated goals.


YEAR 2000 DISCLOSURE

Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field and cannot distinguish 21st century dates from 20th century dates. These date code fields will need to distinguish 21st century dates from 20th century dates and, as a result, many companies' software and computer systems may need to be upgraded or replaced in order to comply with such "Year 2000" requirements.

The Company believes that its systems are Year 2000 compliant in all material respects and that it has taken every precaution to insure the same. The Company has not incurred material costs to date in this process, and currently does not believe that the cost of additional actions will have a material effect on results of operations or financial condition. However, the Year 2000 issue is a very uncertain one and the Company cannot guarantee that its current systems and products may contain undetected errors or defects with Year 2000 date functions that may result in material costs.

The Company is not aware of any material operational issues or costs associated with preparing its internal systems for the Year 2000. The Company may experience serious unanticipated negative consequences or material costs caused by undetected errors or defects in the technology used in its internal systems. In addition, the Company utilizes third-party equipment, software and content, including non-information technology systems ("non-IT systems"), such as its security system, building equipment and non-IT systems embedded micro-controllers that may not be Year 2000 compliant. The Company is in the process of developing a plan to assess whether these third parties are adequately addressing the Year 2000 issue and whether any of its non-IT systems have material Year 2000 compliance problems. Failure of such third-party equipment, software or content to operate properly with regard to the Year 2000 issue could require the Company to incur unanticipated expenses to remedy any problems, which could have a material adverse effect on its business, results of operations, and financial condition. The Company has not yet fully developed a comprehensive contingency plan to address situations that may result if it is unable to achieve Year 2000 readiness of its critical operations. The cost of developing and implementing such a plan may itself be material.

Finally, the Company is also subject to external forces that might generally affect industry and commerce, such as utility or transportation company Year 2000 compliance failures and related service interruptions.

The Company states that this disclosure complies with the directives of the Securities and Exchange Commission, specifically Staff Legal Bulletin No. 5 (CF/IM), regarding Year
2000 issues.

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SELECTED FINANCIAL DATA SCHEDULE
                LEISURE CONCEPTS INTERNATIONAL INC.
                  (A Development Stage Company)
                     FINANCIAL DATA SCHEDULE
               FOR THE YEAR ENDED January 31, 1999

                               For the Year        From Inception
                                  Ended                  To
                              Jan. 31, 1999        Jan. 31, 1999
                              -------------        -------------
Cash and Cash Items            $      0             $      0
Marketable Securities                 0                    0
Notes and Accounts Receivable         0                    0
Allowances for doubtful accounts      0                    0
Inventory                             0                    0
Total Current Assets                  0                    0
Property, plant and equipment         0                    0
Accumulated depreciation              0                    0
Total assets                          0                    0
Total current liabilities        13,500                    0
Bonds, mortgages and debt             0                    0
Preferred stock - redemption          0                    0
Common stock                      8,332                    0
Other stockholders' equity      (21,832)                   0
Total Liabilities and
 Stockholders' equity                 0                    0
Net Sales of Tangible Products        0                    0
Total Revenues                        0                    0
Cost of Tangible Goods Sold           0                    0
Total Costs and Expenses applicable
    To sales and revenues             0                    0
Other costs and expenses         68,170               99,070
Provision for doubtful accounts       0                    0
Interest and amortization of
    Debt discount                     0                    0
Income before taxes and other items   0                    0
Income tax expenses                   0                    0
Income/loss continuing
    operations                  (68,170)             (99,070)
Discontinued operations               0                    0
Extraordinary items                   0                    0
Cumulative Effect - changes in
    Accounting principles             0                    0
Net Income or loss              (68,170)             (99,070)

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Item 3.    DESCRIPTION OF PROPERTY

The company's administrative offices are located at Trafalgar House, 11 Waterloo Place, London SW1Y 4AU, United Kingdom and also at 20 Purple Martin Drive, Hackettstown, New Jersey 07840. The Company's office in Hackettstown, New Jersey is utilized as Both offices are supplied free of charge by its shareholders. The Company has no other significant assets or property. It utilizes office equipment which is supplied at no cost by one of the Company's shareholders.

The Company is currently provided with office space and use of office equipment in London by one of its shareholders, Melchrisea
Holdings Limited. The Company is provided with office space and use of office equipment in New Jersey by another of its shareholders, Aircruise Ltd.


Item 4.    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
           AND MANAGEMENT

The following table sets for the information, to the best knowledge of the Company as of January 31, 1999, with respect to each person known by the Company to own beneficially more than 5% of the Company's outstanding common stock, each director of the Company and all directors and officers of the Company as a group.

Name and Address of      Amount and Nature of            Percent
Beneficial Owner         Beneficial Ownership            of Class
----------------         --------------------            --------

Raymond J. Peel              1,000,000 shares               12%
(Chief Executive Officer)

Aircruise Ltd.               1,614,750 shares               20%
(beneficial owner -
  Raymond J. Peel)
9 Hope Street
Douglas, Isle of Man

General Capital Ltd.         1,041,000 shares             12.5%
(beneficial owner -
  David Chester)
375 South End Avenue
New York, New York

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L. Wise Investments Ltd.       944,350 shares             11.5%
(beneficial owner -
  C.J. Driscoll)

Swan Ventures Ltd.           1,900,000 shares             22.5%
(beneficial owner -
  K.R. Leech)

All Officers and Directors   5,555,750 shares             67.0%
 (3 individuals including
     beneficial Ownership)


The principals behind each of the entities listed above are identified as the beneficial owner for the shares held by each of the entities.

The Company has been advised that each of the persons listed above has sole voting, investment, and dispositive power over the share indicated above. Percent of Class (third column above) is based on 8,332,000 shares of common stock outstanding on January 31, 1999.


ITEM 5.    DIRECTORS AND EXECUTIVE OFFICERS

                           Position(s) Held and
Name                 Age    Duration of Service   Family Relation
----------------     ---    -------------------   ---------------
Kevin Leech           54    Chairman                      None
Ray Peel              51    Chief Executive Officer       None
George Smith          52    Chief Financial Officer       None
David Chester         48    Director                      None


All directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified. There are no agreements with respects to the election of directors.

Set forth below is certain biographical information regarding the Company's executive officers and directors:

Mr. Kevin Leech is the Executive Chairman of ML Laboratories plc ("ML"), a United Kingdom company listed on the London Stock Exchange which is engaged in the research and development of ethical pharmaceuticals and related products. He is the co-founder of ML and controls 53% of that company's equity. He is also Executive Chairman of Queensborough Holdings plc, a United Kingdom company listed on the London Stock Exchange whose principal activities are in the leisure sector, and of which he owns 29.7% of the equity. In addition, Mr. Leech is a principal shareholder in excess of sixty privately-owned companies by virtue of his controlling interest in those companies resulting from his role as a provider of private venture capital. The activities of the companies are varied and include other leisure and technology-related companies, including The Corporate Net
plc.   In October 1998, Mr. Leech was awarded an honorary
Doctorate of Laws degree from the University of Manchester.

Mr. Kevin Leech is also the majority shareholder in Queensborough Holdings PLC, which is publicly listed on the London Stock Exchange. Queensborough Holdings operates in the United Kingdom entertainment and leisure industry. However, Queensborough operates various visitor attractions and holiday parks within the United Kingdom and does not delve into the travel industry. Therefore, management believes there is no conflict of interest between Mr. Leech's ownership of interests in both the Company and Queensborough.

Mr. Ray Peel has over 26 years in international airline contract operations. He was previously Chief Executive Officer of Paramount Airways operating from the UK to Far East. Ray successfully positioned the company in the leisure travel industry and negotiated a key joint venture with Dragon Air in Hong Kong. Prior to this Ray was Chief Executive Officer of Sun World Inc Ray has extensive knowledge of both the leisure and aircraft operations businesses and has served as an advisor and consultant on the development of leisure travel In addition Ray served on the International Aviation Committee (IAC) on safety for over six years as UK representative.

Mr. George Smith (FCA) is a highly experienced Chartered Accountant formerly of Arthur Andersen who provides substantial financial acumen. George previously served as a Senior Director of Evans Halshaw, the second largest vehicle distributor in the UK, after being recruited from Freshfields where he was Finance director. During his tenure at Evans Halshaw, he oversaw the establishment of a joint venture operation with a turn-over of $1.2b now the second largest fleet car management company in the UK.

To the knowledge of management, during the past five years, no present or former director or executive officer of the Company:

(1) filed a petition under the federal bankruptcy laws or any state insolvency law, nor had a receiver, fiscal agent or similar officer appointed by a court for the business or present of such
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a person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer within two years before the time of such filing;

(2) was convicted in a criminal proceeding or named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

(3) was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him form or otherwise limiting, the following activities:
(i) acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, associated person of any of the foregoing, or as an investment advisor, underwriter, broker or dealer in securities, or as an affiliated person, director of any investment company, or engaging in or continuing any conduct or practice in connection with such activity; (ii) engaging in any type of business practice; or (iii) engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodity laws;

(4) was the subject of any order, judgment, or decree, not subsequently reversed, suspended, or vacated, of any federal or state authority barring, suspending, or otherwise limiting for more than 60 days the right of such person to engage in any activity described above under this Item, or to be associated with persons engaged in any such activity;

(5) was found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission to have violated any federal or state securities law, and the judgment in subsequently reversed, suspended, or vacate;

(6) was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated.


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

The Company's Common Stock is registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in connection therewith, directors, officers, and beneficial owners of more than 10% of the Company's Common Stock are required to file on a timely basis certain reports under Section 16 of the Exchange Act as to their beneficial ownership of the Company's Common Stock.


Item 6.    EXECUTIVE COMPENSATION

SUMMARY

The Company has not had a bonus, profit sharing, or deferred compensation plan for the benefit of its employees, officers or directors. The Company has not paid any salaries or other compensation to its officers, directors or employees for the year ended January 31, 1999, nor at any of its officers, directors or any other persons and no such agreements are anticipated in the immediate future. It is intended that the Company's directors will forego any compensation until such time as an accusation or merger can be accomplished and will strive to have the business opportunity provide their remuneration. As of the date hereof, no person has accrued any compensation from the Company.

COMPENSATION TABLE: None; no form of compensation was paid to any officer or director at any time during the last two fiscal years.

CASH COMPENSATION
There was no cash compensation paid to any director or executive officer of the Company during the two fiscal years ended January
31, 1999.

BONUSES AND DEFERRED COMPENSATION: None.

COMPENSATION PURSUANT TO PLANS: None.

PENSION TABLE: None.

OTHER COMPENSATION: None.

COMPENSATION OF DIRECTORS: None.

TERMINATION OF EMPLOYMENT AND CHANGE OF CONTROL ARRANGEMENT:
There are no compensatory plans or arrangements of any kind,

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including payments to be received from the Company, with respect to any person which would in any way result in payments to any such person because of his or her resignation, retirement, or other termination of such person's employment with the Company or its subsidiaries, or any change in control of the Company, or a change in the person's responsibilities following a change in control of the Company.


Item 7.     CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
TRANSACTIONS WITH MANAGEMENT AND OTHERS.

To the best of Management's knowledge, during the fiscal year ended January 31, 1999 and 1998, there were no material transactions, or series of similar transactions, except as attached, since the beginning the Company's last fiscal year, or any currently proposed transactions, or series of similar transactions, to which the Company was or is to be a party, in which the amount involved exceeds $60,000, and in which any director or executive officer, or any security holder who is known by the Company's common stock, or any member of the immediate family of any of the foregoing persons, has an interest.

The Company has obtained an advance of funds from Glen
Investments which is utilized to cover the statutory obligations and administrative expenses of the Company. There is no currently formal arrangement between the Company and Glen
Investments regarding this advancement or repayment of such funds.

The Company uses 1,000 square feet of space for its executive offices at Trafalgar House, 11 Waterloo Place, London, United Kingdom which it receives from one of its shareholders, L.Wise Investments Ltd., at no cost. This office space is used by management to operate from to identify and to communicate with possible merger or business acquisition candidates. The Company's United Kingdom administration needs are also conducted from this office. The Company also utilizes similar space in Hackettstown, New Jersey to address administrative needs in the United States. Once a merger or business acquisition has taken place, alternative arrangements will be sought.

The Company realizes that it will not be able to utilize the space of its shareholders for an indefinite period of time and,
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

as the Company's operations grow over the next twelve (12) months, the Company shall require its own separate functional space in both London and New Jersey. The Company hopes to acquire such space either on its own efforts or with its acquisition or merger with a tour operator. The Company at this time has held preliminary discussions with a number of tour operators for the purpose of acquiring their business or merging into their business. There is currently no definite plan or understanding between the Company and any of the parties with whom it has held preliminary discussions regarding any acquisition or merger.


CERTAIN BUSINESS RELATIONSHIPS:

During the fiscal years ended January 31, 1999 and 1998, there were no material transactions between the Company and its management.

INDEBTEDNESS OF MANAGEMENT:
To the best of Management's knowledge, during the fiscal years ended January 31, 1999 and 1998, there were no material transactions, or series of similar transactions, since the beginning of the Company's last fiscal year, or any currently proposed transactions, or series of similar transactions, to which the Company was or is to be a party, in which the amount involved exceeds $60,000, and in which any director or executive officer, or any security holder who is known by the Company to own of record or beneficially more than 5% of any class of the company's common stock, or any member of the immediate family of any of the foregoing persons, has an interest.

TRANSACTIONS WITH PROMOTERS:
To the best Knowledge of management, no such transactions exist.


Item 8.     LEGAL PROCEEDINGS
No legal proceedings are pending at this time.


Item 9. MARKET PRICE OF AND DIVIDENDS FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS
The Company is not aware of any quotations for its common stock, now or at any time within the past two years. At January 31, 1999, there were approximately 153 holders of record of the issued and outstanding shares of the Company's common stock. The Company has never paid a dividend on its outstanding equity. The Company currently has no established public trading market for its common stock.


Item 10.    RECENT SALES OF UNREGISTERED SECURITIES

The Company initially issued 8,800,000 shares to two (2) investors as founder shares. The two individuals who received founder shares were Warren Investments Ltd., and Astrid Property Holdings. The issuance of these shares were exempt from registration pursuant to Section 4(2) of the Securities Act of 1933 as the issuance of these shares did not involve any public offering. Neither Warren Investments or Astrid Property Holdings are affiliates of the Company or its management.

The Company thereafter conducted a private placement of 2,200,000 shares at $.01 per share under Regulation D of the Securities Act of 1933. This private placement qualified for an exemption from registration pursuant to Rule 504 of Regulation D as the funds raised were under $1 million and the shares were offered under a private placement to both accredited and non-accredited investors. The Company acquired an additional thirteen (13) shareholders through the private placement.

Subsequent to the Company's merger with Leisure Concepts International, and the reverse split of shares pursuant to the terms of the merger, the Company issued an additional 200,000 shares to a consultant for services rendered to the Company in regard to the merger. The consultant who received shares for his services is 3W Capital Limited. The issuance of these shares were exempt from registration as distribution to employees under Rule 144 of the Securities Act of 1933 as they were not part of any public offering and are afforded "safe harbor" under Section 4(1) of the 1933 Act. 3W Capital Limited is not an affiliate of the Company or management.


Item 11.    DESCRIPTION OF REGISTRANT'S SECURITIES TO BE
            REGISTERED

The securities of the registrant to be registered are 8,332,000 shares of full voting common stock, $0.01 par value.

Each holder of a share of common stock has equal power to vote on all matters brought before shareholders.

The Board of Directors may declare and pay dividends upon the outstanding shares of the corporation, from time to time and to such extent as they deem advisable, in the manner and upon the terms and conditions provided by statute and the Certificate of Incorporation. Before payment of any dividend there may be set aside out of the net profits of the corporation such sum or sums as the directors, from time to time, in their absolute discretion, think proper as a reserve fund to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the directors shall think conducive to the interests of the corporation, and the directors may abolish any such reserve in the manner in which it was created.

There are no lock-up agreements or by-laws which would delay, defer or prevent a change in control of the Company.



Item 12.    INDEMNIFICATION OF DIRECTORS AND OFFICERS

Item 13.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
           FINANCIAL INFORMATION

REPORT OF INDEPENDENT AUDITORS
To the Board of Directors and Stockholders of Leisure Concepts
International, Inc.

We have audited the accompanying balance sheet of Leisure Concepts International Inc. (a development stage company) as of January 31, 1999, and the related statements of loss, cash flows and stockholders' equity, for the year then ended, and for the period from December 29, 1995 (inception) to January 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Leisure Concepts International Inc. as of January 31, 1999, and the results of its operations and its cash flows for the year operations and its cash flows for the year then ended and for the period from December 29, 1995 (inception) to January 31, 1999 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has losses form operations and a net capital deficiency, which raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Notes 2 and 4. The financial statements do not include any adjustments that might result form the outcome of this uncertainty.

Graf & Repetti
New York, New York, February 26, 1999

                LEISURE CONCEPTS INTERNATIONAL, INC.
                  (A Development Stage Company)
                          BALANCE SHEET
                         JANUARY 31, 1999


ASSETS
Current Assets
  Cash                                   $   0
  Other Current Assets                       0
                                        ----------
  Total Current Assets                       0

Other Assets                                 0
                                        ----------
  Total Assets                           $   0

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current Liabilities
 Accrued Expenses                      $13,500
                                       -----------
 Total Current Liabilities             $13,500

 Other Liabilities                           0
                                       -----------
 Total Liabilities                     $13,500

 Stockholders' Equity
  Common Stock, $.001 par value,
  Authorized 25,000.000 Shares;
  Issued and Outstanding 8,332,000
  Shares                                 8,332
 Additional Paid in Capital             77,238
 Deficit Accumulated During
  the Development Stage                (99,070)
                                       -----------
 Total Stockholders' Equity            (13,500)

TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY (DEFICIT)         $     0

The accompanying notes are an integral part of these financial statements

                LEISURE CONCEPTS INTERNATIONAL, INC.
                  (A Development Stage Company)
                   CONDENSED STATEMENT OF LOSS
              FOR THE YEAR ENDED JANUARY 31, 1999 AND
      FROM DECEMBER 29, 1995 (INCEPTION TO JANUARY 31, 1999)


                               For the Year            From
                                  Ended            Inception to
                              Jan. 31, 1999        Jan. 31, 1999
                              -------------        -------------
TOTAL REVENUES:                $      0             $      0
                                ----------           ----------

OPERATING EXPENSES:
Accounting                        3,500                3,500
Legal                            10,000               10,000
Rent                              8,400                8,400
Filing Fee                           50                  150
Contributed Services - Note 6    46,020               46,020
Other Start Up Costs                200               31,000
                                ----------           ----------

Total Operating Expenses         68,170               99,070
                                ----------           ----------

Operating Loss                 $(68,170)            $(99,070)
                                ----------           ----------

OTHER INCOME (EXPENSES):
Other Income                          0                    0
                                ----------           ----------
NET LOSS                       $(68,170)            $(99,070)

NET LOSS  PER SHARE            $  (0.03)              $(0.09)
                                ----------           ----------

WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING           2,397,753            1,107,947
                                ----------           ----------

The accompanying notes are an integral part of these financial statements.

                LEISURE CONCEPTS INTERNATIONAL, INC.
                  (A Development Stage Company)
                     STATEMENT OF CASH FLOWS
              FOR THE YEAR ENDED JANUARY 31, 1999 AND
      FROM DECEMBER 29, 1995 (INCEPTION TO JANUARY 31, 1999)

                               For the Year            From
                                  Ended            Inception to
                              Jan. 31, 1999        Jan. 31, 1999
                              -------------        -------------

CASH FLOWS FROM
OPERATING ACTIVITIES

Net Loss                      $(68,170)              $(99,070)
                               --------               --------

Adjustments to Reconcile Net
Loss to Net Cash Used in
Operating Activities:
Changes in Assets and
Liabilities Increase in
Accounts Payable and Accrued
Expenses                        13,500                 13,500
                               --------               --------

Total Adjustments               13,500                 13,500
                               --------               --------

Net Cash Used in
Operating Activities           (54,670)               (85,570)
                               --------               --------


CASH FLOWS FROM
FINANCING ACTIVITIES:

Proceeds from Issuance of
    Common Stock                 7,600                 18,600
Additional Paid In Capital      47,070                 66,970
                               --------               --------
Net Cash Provided by
Financing Activities            54,670                 85,570
                               --------               --------

Net Change in Cash                   0                      0

Cash at Beginning of Period          0                      0

Cash at End of Period          $     0                $     0
                               --------               --------

SUPPLEMENTAL DISCLOSURE OF
CASH FLOW INFORMATION
  Cash Paid During the Period
  for Interest Expense         $     0                $     0
                               --------               --------
  Corporate Taxes              $     0                $     0
                               --------               --------

The accompanying notes are an integral part of these financial statements.

                   LEISURE CONCEPTS INTERNATIONAL, INC.
                     (A Development Stage Company)
              STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIT)
                    FOR THE YEAR ENDED JUNE 30, 1998

                                                        Total
                    COMMON STOCK ISSUED    Additional Accumulated Shareholders'
                    SHARES    PAR VALUE    Paid in Cap  Deficit    Equity
                 -------------------------------------------------------------

ISSUANCE OF
8,800,000
SHARES
AUGUST 26, 1996     8,800,000   $ 8,800      $    0      $(8,800)  $     0

ISSUANCE OF
2,200,000 SHARES
SEPTEMBER 26, 1996  2,200,000     2,200       19,800            0   22,000

NET LOSS
FOR THE
PERIOD FROM
INCEPTION TO
JANUARY 31, 1998            0         0          100     (22,100)  (22,000)
                  -----------------------------------------------------------
BALANCE
JANUARY 31, 1998   11,000,000    11,000       19,900     (30,900)        0

One-for-15 REVERSE
STOCK SPLIT
NOVEMBER 12,1998  (10,268,000)  (10,268)      10,268            0        0

Issuance of
7,600,000 shares
NOVEMBER 12, 1998   7,600,000     7,600       (7,400)       (200)        0

NET LOSS
FOR THE
YEAR ENDED
JANUARY 31, 1999            0        0        54,470     (67,970)  (13,500)
                  -----------------------------------------------------------
BALANCE
JANUARY 31, 1999    8,332,000   $8,332      $77,238     $(99,070) $(13,500)

The accompanying notes are an integral part of these financial statements.

                LEISURE CONCEPTS INTERNATIONAL, INC.
                   (A Development Stage Company)
                  NOTES TO FINANCIAL STATEMENTS
                        JANUARY 31, 1999

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

A. DESCRIPTION OF COMPANY: Leisure Concepts International Inc., ("the Company") is a for-profit corporation incorporated under the laws of the State of Delaware on December 29, 1995. Leisure Concepts International Inc., is a developmental stage company whose principal business objective is to provide all-inclusive travel services to recognized destinations worldwide. It will focus on three specific areas: online travel services, European cruises and European vacations.

B. BASIS OF PRESENTATION: Financial statements are prepared on the accrual basis of accounting. Accordingly revenue is recognized when earned and expenses when incurred.

C. USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates. Significant estimates in the financial statements include the assumption that the Company will continue as a going concern. See Note 4.


NOTE 2 - USE OF OFFICE SPACE

On February 1, 1998, the Company began using office space for its executive offices at two locations, both of which it receives from two of its shareholders at no cost. The fair market value of the 200 square foot office at 11 Waterloo Place, London, UK is $400 per month. The fair market value of the 200 square foot office at 20 Purple Martin Drive, Hackettstown, NJ is $300 per month. Each amount is reflected as an expense with a corresponding credit to additional paid in capital.

NOTE 3 - EARNINGS PER SHARE

                             For the Year        From Inception
                                Ended                  To
                            Jan. 31, 1999         Jan. 31, 1999
                           --------------------------------------
      Net Loss per share       $(0.03)              $(0.09)


NOTE 4 - LIQUIDITY

The Company's viability as a going concern is dependent upon raising additional capital, and ultimately, having net income. The Company's limited operating history, including its losses and no revenues, primarily reflect the operations of its early stage. As a result, the Company had from time of inception to January 31, 1999 no revenue and a net loss from operations of $99,070.
As of January 31, 1999, the Company had a net capital deficiency of $13,500.

The company requires additional capital principally to meet its costs for the implementation of its business plan, for general and administrative expenses and to fund costs associated with start up its travel services operations. It is not anticipated that the Company will be able to meet its financial obligations through internal net revenue in the foreseeable future. Leisure Concepts International Inc., does not have a working capital line of credit with any financial institution. Therefore, future sources of liquidity will be limited to the Company's ability to obtain additional debt or equity funding.


NOTE 5 - PURCHASE OF LEISURE CONCEPTS INTERNATIONAL LTD.

On November 12, 1998, the Company entered into an agreement whereby it agreed to purchase 100 percent of the issued and outstanding stock of Leisure Concepts International Ltd., a company incorporated under the laws of England. Leisure Concepts International Ltd is a developmental stage company with no assets or liabilities as of October 31, 1998. Under the agreement, the Company's 11,000,000 then outstanding shares underwent for a one-for-15 reverse split into 732,000 shares. The Company then issued 7,400,000 post reverse split shares with a par value of $7,400 to the shareholders of Leisure Concepts International Ltd in exchange for 100 percent of the issued and outstanding stock of Leisure Concepts International Ltd. An additional 200,000 shares of post-reverse split shares were issued to consultants in connection with the purchase. After the purchase, the Company had 8,332,000 shares of stock outstanding.


NOTE 6 - CONTRIBUTED SERVICES

On November 12, 1998, four of the company's officers began rendering services on behalf of the company at no cost. The fair market value is $4,374 per officer per month. Each amount is reflected as an expense with a corresponding credit to additional paid in capital.


NOTE 7 - SUBSEQUENT EVENT AND RELATED PARTY TRANSACTION

After January 31, 1999, Glen Investments paid $13,500 of liabilities on behalf of Leisure Concepts International Inc. Glen Investments is owned by one of the officers of LCI. The loan is not evidenced by a note. The informal agreement calls for no payment of interest. LCI intends to repay the loan out of any fund raising that it may carry out or when the company achieves sustainable revenue.

Item 14.     CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
             ACCOUNTING AND FINANCIAL DISCLOSURE
No changes in and disagreements with accountants on accounting and financial disclosure.


Item 15.     FINANCIAL STATEMENTS, EXHIBITS AND
             REPORTS ON FORM 8-K

(A) FINANCIAL STATEMENTS
The Following financial statements are filed as part of this registration statement:

    Balance Sheet
    Statement of Loss
    Statement of Cash Flows
    Statement of Shareholders' Equity (Deficit)
    Selected Financial Data

(B) EXHIBITS AND INDEX OF EXHIBITS
The following exhibits are included in Item 13(c). Other exhibits have been omitted since the required information is not applicable to the registrant.

EXHIBIT

   3         Certificate of incorporation and by-laws

   11        Statement regarding computation of per share
              earnings

   27        Financial Data Schedule


(C) REPORTS ON FORM 8-K
No Report on Form 8-K was filed during the fourth quarter of the period for which this Annual Report is filed.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


LEISURE CONCEPTS INTERNATIONAL, INC.
-----------------------------------
(Registrant)
Date: August 4, 1999

By: /s/ R.J. Peel
    --------------
    President